Exhibit 99.2

1 April 2008 The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000
Dear Sir
Cancellation of shares
In relation to the on-market buy-back program announced on 15 August 2007, James Hardie Industries NV (JHINV) advises that:
•	34,978,107 JHINV shares represented by CUFS that were bought back by JHINV between 18 September 2007 and 26 March 2008, were cancelled on 31 March 2008;

•	the total amount paid by JHINV to buy back the CUFS representing the cancelled JHINV shares was $A231.93 million; and

•	all of the securities bought by JHINV under the buy-back were CUFS (with each of the CUFS representing one share in the capital of JHINV).
As at 1 April 2008, the number of CUFS issued and quoted on the ASX is 432,923,363.
11,082,773 CUFS can still be bought under JHINV’s current buy-back program.
Yours faithfully
Russell Chenu
Chief Financial Officer